UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Rule 13d-102)

(Amendment No.         )

ADVANCED LIFE SCIENCES HOLDINGS, INC.

(Name of issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of class of securities)

00765H107

(CUSIP number)

March 3, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00765H107	13G	Page 2 of 5 Pages

1.	Names of reporting persons Mark E. Pearson
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 3,922,497
	6.	Shared voting power -0-
	7.	Sole dispositive power 3,922,497
	8.	Shared dispositive power -0-
9.	Aggregate amount beneficially owned by each reporting person 3,922,497
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 5.0%
12.	Type of reporting person IN

CUSIP No. 00765H107	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Advanced Life Sciences Holdings, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1440 Davey Road Woodridge, Illinois 60517

Item 2	(a).	Name of Persons Filing:

This statement is filed on behalf of Mark E. Pearson, an individual.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the Reporting Person is: 2483 East Bayshore Road, Suite 102 Palo Alto, CA 94303

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number:

00765H107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution: .

CUSIP No. 00765H107	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned: 3,922,497 shares of Common Stock

(b) Percent of class: 5.0%

(c) Number of shares as to which such person has:

(i) Shared power to vote or to direct the vote: --0--

(ii) Sole power to vote or to direct the vote: 3,922,497

(iii) Shared power to dispose or to direct the disposition of: --0--

(iv) Sole power to dispose or to direct the disposition of: 3,922,497

The foregoing percentage is calculated based on the 78,115,944 shares of Common Stock of the Issuer outstanding as of November 5, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00765H107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2010

/S/ MARK E. PEARSON
Mark E. Pearson